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September 14, 2006


H. Roger Schwall
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

            Re: Responses to the Securities and Exchange Commission Staff Comments dated August 25, 2006, regarding
                 JMG Exploration, Inc.
                 Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
                 Filed June 30, 2006
                 File No. 333-120082

                 Form 10-K for the Fiscal Year Ended December 31, 2005 Filed April 6, 2006, as amended
                 File No. 01-32438

                 Form 10-Q for the Fiscal Quarter Ended March 31, 2006 Filed May 15, 2006

Dear Mr. Schwall:

This letter responds to the staff's comments set forth in the August 25, 2006 letter regarding the above-referenced filings. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

General

STAFF COMMENT NO. 1.

         Please amend your periodic reports cited above to include the disclosure you have proposed in your response letter. For instance, please make clear in your 10-K for the fiscal year ended December 31, 2005, as stated in your response letter, that "[a]s of December 31, 2005, management conducted an assessment of the effectiveness of the design and operation of the Company's disclosure controls. Based on this assessment,

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September 14, 2006
Page 2

         management has determined that the Company's disclosure controls as of December 31, 2005 were ineffective."

JMG'S RESPONSE:

         Our periodic reports have been amended as we previously proposed and filed with the SEC on September 13, 2006.

Post-effective Amendment No. 1 to Registration Statement on Form SB-2

General

STAFF COMMENT NO. 2.

         Please amend the accounting and disclosures in your registration statement, as necessary to comply with all applicable comments written on your periodic reports.

JMG'S RESPONSE:

         The registration statement on Form SB-2 has been amended to comply with the applicable comments on our periodic reports and was filed with the SEC on September 14, 2006.

Financial Statements

General

STAFF COMMENT NO. 3.

         It appears you will need to further update your financial statements to comply with Item 310(g) of Regulation S-B.

JMG'S RESPONSE:

         Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 has been filed and includes the financial statements for the period ended June 30, 2006.

STAFF COMMENT NO. 4.

         Please ask your auditors to update their consent for your amended document, as well as any future amendments to your registration statement.

JMG'S RESPONSE:

         An updated auditors consent has been filed an an exhibit to Post-Effective Amendment No. 2 to Registration Statement on Form SB-2.

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September 14, 2006
Page 3

Form 10-KSB for the Fiscal Year Ended December 31, 2005 General

STAFF COMMENT NO. 5.

         Please revise the explanatory notes for your amended filings to indicate the nature of the revisions you have made to the documents to comply with generally accepted accounting principles and your filing obligations under the Exchange Act, rather than stating that the revisions were made pursuant to our comments.

JMG'S RESPONSE:

         The explanatory notes to the amended filings have been revised to indicate the revisions to the documents were made to comply with generally accepted accounting principles and our filing obligations under the Securities Exchange Act of 1934, as amended.

Controls and Procedures, page 54

STAFF COMMENT NO. 6.

         Please substantially revise your disclosure in this section to provide a more detailed explanation of the ineffectiveness of your disclosure controls and procedures. For example:

         o Disclose the precise date at which your certifying officers reviewed your disclosure controls and procedures and identified them as needing improvement.

         o Clearly describe the problems the officers identified as a result of their review.

         o Please identify the names of the independent experts that assisted you with accounting and disclosure matters.

         o Disclose the dates upon which the independent experts initiated their review and completed their review.

         o File as an exhibit a consent from the independent experts to being named in the document and to you disclosing the results of their review.

         o Explain the results of the independent expert's review and describe any recommendations made with respect to the situation.

         o Describe the steps you took and are taking to remediate the situation. Ensure that this discussion specifies in sufficient detail the nature of the changes.

         o Explain how the changes were intended to resolve the identified problems.

         o State whether the company believes that the problems still exist at the end of the period covered by the report.

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September 14, 2006
Page 4

         We may issue further comments after reviewing your response.

JMG'S RESPONSE:

         In response to your comment we have revised and expanded Item 9A as follows:

         "ITEM 9A: CONTROLS AND PROCEDURES

         EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of December 31, 2005, management conducted an assessment of the effectiveness of the design and operation of the Company's disclosure controls. Based on this assessment, management has determined that the Company's disclosure controls as of December 31, 2005 were ineffective because of the material weakness discussed below.

         The required certifications of our principal executive officer and principal financial officer are included as exhibits to this Annual Report. The disclosures set forth in this Item 9A contain information concerning the evaluation of our disclosure controls and procedures and changes in internal control over financial reporting referred to in those certifications. Those certifications should be read in conjunction with this Item 9A for a more complete understanding of the matters covered by the certifications.

         A material weakness is a significant deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

         The material weakness was identified in the fourth quarter of 2005 when our CEO was informed by our auditors, Ernst &Young LLP, of their concern relating to the ability of the Company's accounting group to meet the Company's ongoing reporting requirements. Specifically, the auditors felt JMG did not have sufficient staff with a knowledge of U.S. accounting principles and sufficiently trained staff to ensure appropriate internal controls existed. To mitigate this weakness, the Company engaged consultants to assist with the preparation of the financial statements and other accounting issues. We contracted with four individuals to increase our staffing and to assist with the preparation of the financial statements, the SEC reports and other accounting issues. The Company did not retain outside experts to review its disclosure controls and procedures or its internal controls and consequently, no reports or recommendations regarding our controls were requested or prepared.

         By taking remedial actions through the hiring of consultants, management believes that the consolidated financial statements for all periods presented in this annual report for the year ended December 31, 2005 present fairly, in all material respects, our financial condition, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles. The auditors conducted their audit on a substantive basis and did not rely on the Company's internal controls.

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September 14, 2006
Page 5

         Subsequent to March 31, 2006, the Company is taking additional actions to reduce or eliminate the weakness in internal controls by using alternate staff for the financial reporting process, by engaging in more regular and substantive communication with JED on accounting matters, by proactively accessing and reviewing transactions on a periodic basis directly within JMG's accounting system, and by continuing to work with independent experts pertaining to disclosure matters. JMG and JED continue to pursue the proposed merger to formalize these control procedures and to solidify efficiencies in the reporting process.


         CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING


         There was no change in JMG's internal control over financial reporting during the fourth quarter of 2005 that has materially affected, or is reasonably likely to materially affect, JMG's internal control over financial reporting.

Financial Statements

STAFF COMMENT NO. 7.

         Although the audit report included with your draft amendment provides audit coverage to the activity presented for the year ended December 31, 2005, and from July 16, 2004 (inception) through December 31, 2004, it does not reference the cumulative information from inception through December 31, 2005. Please consult with your auditor on the extent of audit services provided and revise accordingly.

JMG'S RESPONSE:

         The audit report has been amended to include the cumulative information from inception through December 31, 2005.

STAFF COMMENT NO. 8.

         Please correct the spelling of the auditor name on the audit report that is attached to your draft amendment.

JMG'S RESPONSE:

         The auditor's name has been corrected on the audit report attached to the amendment.

Note 4 - Property and Equipment, page 55

STAFF COMMENT NO. 9.

         Disclose the nature and terms of the property acquisition depicted in your statement of cash flows on page 47, for which you expended $15,918,765 in 2005.

JMG'S RESPONSE:

         We spent $15,918,765 to acquire and explore (i.e. drill) undeveloped land. We did not acquire any producing petroleum properties from third parties through a business combination or other means. Since this is within the ordinary course of JMG's business and there are no special terms, we do not believe the nature and terms are required to be disclosed within Note 4 of the financial statements. However, in order to clarify this

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September 14, 2006
Page 6

         point, the term "Purchase of property and equipment" used in the statement of cash flows has been revised to "Additions to property and equipment".

Note 12 - Subsequent Events, page 64

STAFF COMMENT NO. 10.

         Disclose the value of consideration you have agreed to convey in exchange for the shares of JED Oil Inc., based on the market value of your stock.

JMG'S RESPONSE:

         As of March 23, 2006, we had (i) 5,086,832 common shares outstanding with a closing price of 9.75 per share on such date as reported on NYSE Arca Exchange and (ii) 1,805,981 publicly traded warrants outstanding with a closing price of $4.50, for total consideration of $57,723.526.50 . Outstanding options and other warrants will also be assumed at the same exchange ratio of two JED shares for three JMG shares.

Form 10-QSB for the Interim Period Ended March 31, 2006 Financial Statements

Note 4 -- Promissory Note, page 15

STAFF COMMENT NO. 11.

         Expand your disclosure to explain the circumstances under which you issued the $1,500,000 promissory note, with details sufficient to understand your presentation in the cash flow statement on page F-22.

JMG'S RESPONSE:

         We have expanded the disclosure to indicate that the funds generated from the issuance of the $1,500,000 promissory note were used for general corporate purposes.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 29

STAFF COMMENT NO. 12.

         We reissue prior comment 9. Please amend your Form 10-Q for the fiscal quarter ended March 31, 2006 to include the disclosure required by Items 307 and 308 of Regulation S-K.

JMG'S RESPONSE:

         We have filed an amendment to our Form 10-Q for the quarter ended March 31, 2006 to include the disclosure required by Items 307 and 308 of Regulation S-K which is set forth below:


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September 14, 2006
Page 7

         "DISCLOSURE CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure controls. Based on this assessment, management has determined that the Company's disclosure controls as of March 31, 2006 were ineffective because of the material weakness discussed below.

         The required certifications of our principal executive officer and principal financial officer are included as exhibits to this Quarterly Report. The disclosures set forth in this Item 4 contain information concerning the evaluation of our disclosure controls and procedures and changes in internal control over financial reporting referred to in those certifications. Those certifications should be read in conjunction with this Item 4 for a more complete understanding of the matters covered by the certifications.

         A material weakness is a significant deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

         The material weakness was identified in the fourth quarter of 2005 when our CEO was informed by our auditors, Ernst &Young LLP, of their concern relating to the ability of the Company's accounting group to meet the Company's ongoing reporting requirements. Specifically, the auditors felt JMG did not have sufficient staff with a knowledge of U.S. accounting principles and sufficiently trained staff to ensure appropriate internal controls existed. To mitigate this weakness, the Company engaged consultants to assist with the preparation of the financial statements and other accounting issues. The Company did not retain outside experts to review its disclosure controls and procedures or its internal controls and consequently, no reports or recommendations regarding our controls were requested or prepared.

         By taking remedial actions through the hiring of consultants, management believes that the consolidated financial statements for all periods presented in this report for the period ended March 31, 2006 present fairly, in all material respects, our financial condition, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

         Subsequent to March 31, 2006, the Company is taking additional actions to reduce or eliminate the weakness in internal controls by using alternate staff for the financial reporting process, by engaging in more regular and substantive communication with JED on accounting matters, by proactively accessing and reviewing transactions on a periodic basis directly within JMG's accounting system, and by continuing to work with independent experts pertaining to disclosure matters. JMG and JED continue to pursue the proposed merger to formalize these control procedures and to solidity efficiencies in the reporting process. Effective July 1, 2006, David Ho will be JMG's acting Chief Financial Officer. Mr. Ho is also JED's Chief Financial Officer. Further, for the quarter ended June 30, 2006, a regional accounting firm with petroleum industry experience assisted with the preparation of the working papers to be reviewed by the acting Chief Financial Officer. Further, a national public accounting firm has been retained to assist with overall accounting disclosures for JMG's June 30, 2006 financial statements.


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September 14, 2006
Page 8

         CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

         Except as set forth above, there was no change in JMG's internal control over financial reporting during the quarter ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, JMG's internal control over financial reporting."

         Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (403) 538-3236.

                                                     Sincerely,
                                                     JMG Exploration, Inc.

                                                     /s/ David Ho

                                                     David Ho
                                                     Chief Financial Officer

cc:  Marcia Johnston
     Kimberley R. Anderson